1
FINAL HEADS OF AGREEMENT
Entered into between:
CHIZIM INVESTMENTS (PVT) LTD
("Chizim")
And
DRDGOLD LTD
("DRD")
And
ZIMGOLD
(the "JV")
For the establishment of a gold mining and exploration joint venture company (the "JV") in Norton, Zimbabwe.
1.
Recordals
Chizim has secured certain mining leases, depicted in schedule "A", hereto (hereinafter referred to as the "Leases") in the district of the
Zimbabwean town of Norton, and has full legal title and capacity to deal with the Leases, and in terms of which gold and mineral deposits encountered in the Lease area may be mined for its exclusive benefit, subject to such regulatory conditions and taxes and royalties as may apply from time to time.

1.2.
Chizim has unencumbered access onto the freehold where the
Leases occur, and is not prohibited to establish workings,
accommodation and all such installations and structures as may be required to mine the Leases, on the freehold.
1.3
.
Chizim has agreed to place the Leases at the disposal of the JV on the terms provided for in this agreement, and for the consideration provided for herein.
1.4. DRD has agreed to establish the JV with Chizim, and to contribute the management expertise, funding, business infrastructure,
equipment and such further contributions as are provided for herein.
2.       Establishment of JV Company
2.1           The parties agree to establish a Joint Venture company, registered in the Republic of Zimbabwe, for the purpose and on the terms provided for in this agreement, as amplified by the Definitive and
Ancillary Agreement, for the purposes of exploring and mining the gold and minerals on the lease, for the mutual benefit of the shareholder of the JV Company (the "Members"), in proportion to their equity holdings in the JV (the "JV Project").
2.2.
Pending the registration of the JV, the Management of the JV shall receive the assets of the JV in trust and manage it on behalf of the members of the JV in accordance with the commercial objects of the
JV. Pursuant upon registration of the JV, the members shall cause their respective contribution to be transferred toward the capital of the JV.
2.3.
Either may wish to hold its interest in the JV through a registered
Special Purpose Vehicle and the members of the JV shall therefore be
Chizim or its nominee and DRD or its nominee, each holding 50%.
Neither party shall make use of the nominee provisions to avoid any obligation or warranty given in this Agreement to the other party or the JV, and records that the nominee structure is enlisted for reasons of convenience and internal corporate structuring.

3
2.4.
DRD records that it has no objection to Chizim transferring a portion of its equity to,
Sovereignty Capital for payment of services rendered.
2.5
The JV shall endure until the ore-body has been mined out, or until it is dissolved as provided for in this Agreement.
3.      Contribution
3. 1
Chizim shall make the following contribution toward the establishment of the JV:

3.1.1    It shall procure all such licences and entitlements, the costs of which shall be refunded by the JV, for the establishment and operation of the JV Project;
3.1.2    It shall provide administrative and logistical support to the JV, and will second an administrative executive to the JV, at a
reasonable, market related fee;

3.1.3    It shall provide company secretarial support to the JV at a reasonable market related fee;

3.1.4    It shall transfer right and title of the Leases to the JV, for the consideration described in clause 4.2.1;

3.1.5    It shall undertake not to compete with or circumvent the JV or
DRD in the business of the JV within the Republic of Zimbabwe.
3.2
DRD shall make the following contribution toward the establishment of the JV.
3.2.1.      It shall provide the Initial Funding, as defined further below;
3.2.2.      It shall deploy into the JV an operational and
engineering executive at a reasonable market related fee to
manage the day to day operations;
3.2.3.      It shall provide business infrastructure and financial reporting and control services at a reasonable market related fee;

3.2.4.      It shall undertake not to compete with or circumvent the
JV or Chizim in the business of the JV within the Republic of
Zimbabwe.
4.
Funding
4.1
The payment consideration of the Leases shall be U$30 per
JORC compliant resource gold ounce, recognised as follows:
4.1.1.
An initial amount of U$4, 5 million shall, pending the
valuation of the gold resource credited to the Loan
Account of Chizim;
4.1.2
This valuation, and the Loan Account balance of Chizim
shall be adjusted either downward, or upward,
depending on the number of JORC compliant gold
ounces proven by the JV within the first 6 months of the
JV (referred to hereinafter as the "Final Resource
Value"), applying the same methodology and
parameters as those used by Gold Technical Services
in June 2009, provided that it shall not dip to below
U$1 million, nor shall it increase to beyond U$7,5m;
4.1.3
A Further Consideration of U$30 per gold ounce
produced by the JV payable in respect of those
ounces not taken into account for purposes of
calculating the Final Resource Value Loan Account
balance (the Further Consideration Ounces). This
consideration shall become payable with effect from
the day on which the Further Consideration Ounces
start coming through the plant.
4.2.   The Loan Account of Chizim shall first be matched by the other members, before It shall be required to make any further contribution to the capital of the JV, and then also only:
4.2.1. In terms of the provisions regarding shortfall funding; and
4.2.2
In the event that ounces are proven to JORC compliance
in addition to and beyond the ounces recognized in arriving
at the Final Resource Value, Chizim's matching capital In

respect of capex beyond the Chizim Final Resource Value
Loan Account shall be reduced by a further U$30 per proven
ounce…

4.3
In the event that the JV shall have funds available for distribution, taking into account its future operating and capital expenditure requirements, and DRD shall not have established a Loan Account which matches that of Chizim, the
Chizim Loan Account shall from such distributable funds be reduced by an amount equal to U$30 per ounce of gold produced over the period over which the distributable funds accrued, provided further that at least 50% of the funds available for distribution shall be paid to the Members in accordance with their members interest.
4.4
DRD shall make an initial contribution toward the venture capital of the JV of R7, 5 million, and shall then, subject to the outcome of the Bankable
Feasibility Study continue to fund the operating and capital cash shortfall of the
JV (all of which shall be recognized against its members Loan Account) until such time as it has matched the Final Resource Value (post JORC adjusted)
Loan Account of Chizim.
5.         Board and Management
5.1
The Board shall consist of at least two and up to four directors. Chizim and DRD may each appoint up to two directors to the board.
5.2. The director(s) appointed by each of the shareholders shall collectively represent such number of votes as the number of shares the Member which nominated him/her onto the board, holds.
5.3.
Chizim may nominate one of its nominees as the non-executive chairman of the board.
5.4.
DRD may nominate one of its nominees to the board as the Managing
Director.
5.5.
The day to day management of the JV shall vest in an executive committee chaired by the MD.

5.6.
Chizim may nominate an administrative officer onto the executive committee.
5.7
The Members may jointly appoint the financial manager (''FM"). If the members are unable to reach consensus on the appointment of a financial manager, after deliberations between the most senior executive of Chizim and DRD, the function of the financial manager shall be outsourced to a reputable accounting firm in Johannesburg.
6.
Further Funding
6.1.        In order to develop the JV Project in accordance with the bankable feasibility, funding is required beyond the Loan Account balances (or the
Resource Value, depending what we decide) of the members as provided for above, and either member is at the risk of dilution for not making its proportionate contribution to the capital of the JV Project, the following provisions shall apply:
6.1.1.      Either of the JV members may make additional loans to the JV to fund the shortfall, provided that such loans shall be paid on the basis of "last in, first out" and hence be preferred over the Loan
Accounts then in place; or
6.1.2. The JV Members may resolve to seek debt finance; or
6.1.3.
The JV Members may resolve to list the JV and to do an IPO,
or to take a proportionate dilution in favour of a further investor.
7.
Conditions Precedent

This agreement shall be conditional upon the following occurring within sixty days from the effective date, or such extension as the Members may agree to:
7.1.   The conclusion of definitive and ancillary agreements in respect of the following:
7.1.1
A shareholders Agreement between the Members within the terms of this Agreement are mutatis mutandis incorporated and amplified;

7.1.2
Either the endorsement or the formal write up of the terms of these
Heads of Agreement;

7.1.3. The deployment of executives and staff; and
7.1.4 Agreeing an exploration and mine works programme;
7.2.
Securing the required formality requirements pertaining to mining of the
Leases.
7.3.
Such regulatory, shareholder and board consents as may be
required.
8. .
Disputes
8. 1.1.      This relationship is intended to be one based on good faith and consensus management. Hence, any dispute that arises
between the parties shall be referred to for mediation between the most senior executive of DRD and Chizim respectively.
8.1.2.
If they fail to resolve the dispute after thirty days after referral by either party, it shall be referred to arbitration by a territorially neutral arbitrator, through private arbitration. The arbitrator shall be an advocate with at least ten years standing, either appointed by agreement between the JV members from the members of

the advocacy of either Johannesburg or Harare, or, if the members are unable to agree, a practicing advocate of at least ten years standing drawn from a list of candidates proposed by the
members, each entitled to put forward three names of advocates practicing either in Windhoek or Gaborone.
8.1.3.
The arbitrator shall be governed by internationally accepted principles of fairness and justice, and his ruling shall be binding on the parties.
9.
Change in Control
9.1.    The Parties acknowledge that this business relationship is premised on good faith and consensus management, both parties relying extensively on the integrity of the other to build a long and prosperous business for the benefit of the Members.
9.2.        In order to protect both DRDGOLD and Chizim against adverse change, provision shall be made in the Shareholders Agreement to provide both parties with the usual:
9.2.1. Pre-emptive rights;
9.2.2. Rights of first refusal;
9.2.3. The right to come-along or piggy-back;
9.2.4.
Appropriate puts or calls in the event of a change in control pursuant to an unsolicited offer not supported by a majority of the board of either entity;
and to establish a measure in terms of which the stake of the affected party is independently valued, in the absence of agreement between the parties, within the context of the aforementioned mechanisms.
9.3   DRD records that it may in future separate its surface and underground operations, and that it may place its interest in the JV in either of these.
Such unbundling shall not constitute a disposal as envisaged in this clause.
Signed at Johannesburg on this the 09 December 2009

By: /s / D.J Pretorius                          By: /s / L. Chihoda
Chief Executive Officer                        Director
For: DRDGOLD LIMITED                     For: Chizim Investments (PVT) Limited